

February 26, 2009

Simon Ayat
Chief Financial Officer
Schlumberger N.V. (Schlumberger Limited)
Parkstraat 83
The Hague, The Netherlands 2514 JG

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 11, 2009**
> **File No. 1-04601**

Dear Mr. Ayat:

Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note from disclosure on page 8 that you conduct operations in Cuba, Iran, Syria and Sudan. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of May 15, 2007.

2. We note a December 2008 news article stating that you supply a 2,000 pound drilling tool in Iran that is powered by a radioactive chemical that could be used for weapons development purposes. Please tell us whether, to the best of your knowledge, understanding, and belief, this chemical or any of the other products, equipment, components, technology, or services you have provided, directly or

indirectly, into Iran, Sudan, Syria or Cuba could have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, Syria or Cuba, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of Section 5(b) of the Iran Sanctions Act and the Iran Freedom Support Act of 2006.

3. Provide us with an updated analysis of whether your contacts with Cuba, Iran, Syria and Sudan, individually and in the aggregate, constitute a material investment risk for your security holders. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with each of those countries. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

4. We note the representation in your July 10, 2007, letter that you do not make any payments to the governments of Cuba, Iran, Sudan or Syria other than ordinary operating expenses and governmental charges and taxes. Please tell us whether this statement remains true. Please also tell us the dollar amount of payments you have made to the governments of those countries, and to entities controlled by those governments, since your July 10, 2007, letter.

Controls and Procedures, page 71

5. We note your disclosure that your "CEO and the CFO have concluded that, as of December 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Schlumberger files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and

chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Preliminary Proxy Statement on Schedule 14A filed February 6, 2009

Long Term Incentives, page 22

6. Please expand your discussion of how you determined the amount of the stock options granted to the named executive officers. For example, discuss in greater detail how achievement of the items in bullet point at the bottom of page 23 translated into the grants set forth in the table on page 24. Disclose whether you have guidelines relating to the minimum, maximum or target amount of options that may be granted to each named executive officer each year.

Pension Benefits, page 32

7. Please disclose the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Refer to Instruction 2 to Item 402(h)(2) of Regulation S-K.

Director Compensation, page 38

8. Please disclose by footnote to the stock awards column of your director compensation table the grant date fair value, computed in accordance with FAS 123R, of each option award granted during your last completed fiscal year. In addition, disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors. See Instruction to Item 402(k)(2)(iii) and (iv).

9. Include a footnote disclosing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mr. Simon Ayat (713-375-3481)